Exhibit 99.14

Consent of WLR Consulting, Inc.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with mineral reserve and resource estimates for the Cerro San Pedro Mine and to the use of information derived from the technical report entitled "2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico," dated March 31, 2007, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2008.

Dated this 31st day of March, 2009.

WLR CONSULTING, INC.

"William L. Rose"
Name: William L. Rose
Title: President